Exhibit 99.4

Swvl Announces H1 2026 Results; Revenue Up 59% to $16.2 Million; GCC Revenue Up 107%; Dollar-Pegged Revenue Up to 44% of Revenue; Net Dollar Retention of 123%

Revenue grew 59% year-over-year to $16.2 million; GCC revenue more than doubled (+107%)

Gross profit grew 35% year-over-year to $2.9 million

Operating margin improved to (3.5%) from (4.1%) as operating expenses fell to 25% of revenue from 29%

Recurring revenue rose to 88% of total revenue; dollar-pegged revenue reached 44% of revenue (+107%)

Net Dollar Retention of 123%

Q2 2026 revenue of $7.99 million, up 51% year-over-year

Subsequent to period end, $14.5 million gross private placement signed in August 2026

DUBAI, United Arab Emirates, October 8, 2026 (GLOBE NEWSWIRE) -- Swvl Holdings Corp (“Swvl” or the “Company”, and together with the Company’s subsidiaries, the “Group”) (NASDAQ: SWVL), a leading provider of technology-enabled mass mobility solutions for enterprises and governments, today announced its financial results for the six months ended June 30, 2026 (“H1 2026”).

Swvl sustained its growth trajectory through the first half of the year, growing H1 2026 revenue by 59% to $16.2 million compared to $10.2 million for the six months ended June 30, 2025 (“H1 2025”). Growth was led by the Gulf Cooperation Council (“GCC”), where revenue increased by 107% in H1 2026 over H1 2025, and continued expansion in Egypt. The Group’s revenue base continues to shift increasingly towards being recurring and dollar-pegged.

Operating leverage continued to build. While operating expenses increased in H1 2026 from H1 2025, operating expenses declined to 25% of revenue in H1 2026 from 29% in H1 2025, and the operating margin improved to (3.5%) in H1 2026 from (4.1%) in H1 2025, even as the Company absorbed start-up costs in new markets, and higher sales and marketing investment. Consolidated net dollar retention of 123% reflected continued expansion within the Company’s existing customer base.

H1 2026 Financial Highlights

•	Revenue: $16.2 million, up 59% year-over-year from $10.2 million
•	Gross profit: $2.9 million, up 35% year-over-year from $2.2 million; gross margin of 18.2% in H1 2026 (vs 21.5% in H1 2025), reflecting a higher UAE revenue mix
•	Operating loss of $0.57 million in H1 2026 vs $0.42 million in H1 2025; operating margin improved to (3.5%) from (4.1%)
•	GCC revenue: $7.1 million in H1 2026, up 107% year-over-year from $3.4 million in H1 2025
•	Egypt revenue: $9.1 million in H1 2026, up 35% year-over-year from $6.8 million in H1 2025
•	Recurring revenue: $14.2 million in H1 2026, up 64% year-over-year from $8.68 million in H1 2025; 88% of total revenue (vs 85% in H1 2025)
•	Dollar-pegged revenue: $7.1 million in H1 2026, up 107% year-over-year from $3.4 million in H1 2025; 44% of total revenue (vs 34% in H1 2025)
•	Consolidated Net Dollar Retention: 123%
•	Operating expenses (general and administrative (G&A) and sales and marketing (S&M)): $4.1 million in H1 2026, equal to 25% of revenue in H1 2026, down from 29% of revenue in H1 2025

Revenue Performance

Revenue increased 59% to $16.2 million in H1 2026 from $10.2 million in H1 2025, with growth contributed by both of the Company’s core markets. The GCC was the primary driver, more than doubling year-over-year, while Egypt grew 35%. In addition, second-quarter 2026 revenue was $8.0 million as compared to $5.28 million in the second quarter 2025, up 51% year-over-year.

Recurring revenue grew 64% from $8.68 million in H1 2025 to $14.2 million in H1 2026, and represented 88% of total revenue, in comparison to 85% in H1 2025. Transactional revenue was $2.0 million, or 12% of total revenue in H1 2026, in comparison to

$1.5 million, or 15% of total revenue in H1 2025. The Company’s enterprise-first strategy continues to drive longer-duration contracts, higher average revenue per account, and more predictable revenue streams.

Revenue Quality Metrics

Recurring Revenue: recurring revenue represented 88% of total revenue in H1 2026, in comparison to 85% in H1 2025. Long-term enterprise contracts continued to provide predictable cash flows and reduce the impact of seasonality.

Dollar-Pegged Revenue: dollar-pegged revenue grew 107% to $7.1 million and represented 44% of total revenue, in comparison to 34% in H1 2025. Continued expansion in the GCC and the launch of the United States and United Kingdom are expected to continue shifting the revenue base toward hard-currency earnings and reducing foreign currency exchange exposure.

Net Dollar Retention (“NDR”): consolidated NDR was 123%, indicating that existing customers expanded their spend with Swvl year-over-year. We view this metric as reflecting strong product-market fit and the Company’s ability to grow within its installed customer base without incremental acquisition costs.

Operating Expense Discipline

Operating Expenses (G&A and S&M combined) were $4.1 million in H1 2026, compared to $2.9 million in H1 2025, an increase of 39% against revenue growth of 59%. As a percentage of revenue, operating expenses decreased from 29% to 25%, underscoring the operating leverage in Swvl’s business model as it scales.

General and Administrative Expenses increased by 29% to $3.7 million, compared to $2.9 million in H1 2025, however, G&A has decreased as a percentage of revenue from 28.6% in H1 2025, to 25% in H1 2026. The increase in expense is driven primarily by staff costs of $2.5 million in H1 2026 as compared to $1.5 million in H1 2025, as the Company started to build out teams for its expansion and product plans. This was partly offset by a 59% reduction in professional fees from $0.66 million in H1 2025 to $0.27 million in H1 2026.

Selling and Marketing Expenses were $0.31 million in H1 2026, compared to $0.01 million in H1 2025, as the Company invested in its commercial team to support GCC and new-market expansion.

Balance Sheet and Liquidity

Cash and cash equivalents were $2.1 million at June 30, 2026, compared to $4.4 million at December 31, 2025. Net cash used in operating activities was $2.0 million, driven principally by a $1.9 million increase in trade and other receivables as revenue scaled, with the UAE accounting for the majority of the increase.

Subsequent to period end, on August 25 and 26, 2026, the Company entered into securities purchase agreements for the issuance and sale of an aggregate of 10,017,714 Class A Ordinary Shares in private placement transactions for aggregate gross proceeds of approximately $14.5 million, materially strengthening the Company’s liquidity position.

Mostafa Kandil, Chief Executive Officer of Swvl, commented:

“H1 2026 delivered 59% revenue growth, with the GCC revenue more than doubling and our revenue base now 88% recurring and 44% dollar-pegged. With the $14.5 million private placements signed in August 2026, we believe that we have the capital to scale across the GCC, the United Kingdom and the United States while continuing to drive toward sustained operating profitability.”

Ahmed Misbah, Chief Financial Officer of Swvl, added:

“Revenue grew 59% while operating expenses grew 39%, taking operating expenses down to 25% of revenue from 29% and improving operating margin despite absorbing new-market and ramp-up costs. Net dollar retention of 123% and recurring revenue of 88% give us a predictable base to build on.”

Financial Summary:

For H1 2026, Swvl reported revenue of $16.2 million (up 59% from $10.2 million in H1 2025), gross profit of $2.9 million (up 35%), and an operating loss of $0.6 million (vs $0.4 million). Operating expenses were $4.1 million, equal to 25% of revenue, down from 29%. GCC revenue grew 107% to $7.1 million, while Egypt revenue grew 35% to $9.1 million. Recurring revenue represented 88% of total revenue and dollar-pegged revenue represented 44%. Consolidated net dollar retention was 123%. The Company announced $14.5 million in gross proceeds from private placement transactions executed in August 2026.

Forward-Looking Statements:

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses that the Group’s revenue base continues to shift increasingly towards being recurring and dollar-pegged, that it views the NDR metric as reflecting strong product-market fit and its ability to grow within its installed customer base without incremental acquisition costs, that its operating expenses as a percentage of revenue underscores the operating leverage in its business model as it scales, its belief that it has the capital to scale across the GCC, the United Kingdom and the United States while continuing to drive toward sustained operating profitability. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In particular, the financial results presented herein are unaudited interim results and remain subject to year-end audit adjustments.

In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so.

These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

About Swvl

Swvl Holdings Corp (NASDAQ: SWVL) is a leading provider of technology-driven mobility solutions for enterprises and governments. Its platform leverages real-time data, adaptive networks, and advanced technology to deliver safer, more reliable, and sustainable transportation solutions. Swvl serves corporate clients, government institutions, schools, and healthcare providers across Egypt, the Kingdom of Saudi Arabia, the UAE, Kuwait, Qatar, the United Kingdom, and the United States. For more information, visit www.swvl.com.

Contact:

Investor relations: ir@swvl.com

Ahmed Misbah, CFO of Swvl: ahmed.misbah@swvl.com